UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: May 8, 2025	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES 1Q25 NET PROFIT OF $51.7 MILLION, OR $1.40 PER SHARE, RESULTING IN AN ANNUALIZED RETURN ON EQUITY OF 15.4%

PANAMA CITY, REPUBLIC OF PANAMA, MAY 5, 2025
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the First Quarter (“1Q25”) ended March 31, 2025.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q25	4Q24	1Q24
Key Income Statement Highlights
Net Interest Income ("NII")	$65.3	$66.9	$62.9
Fees and commissions, net	$10.6	$11.9	$9.5
Gain (loss) on financial instruments, net	$2.0	$(0.6)	$0.2
Total revenues	$77.9	$78.4	$72.6
Provision for credit losses	$(5.2)	$(4.0)	$(3.0)
Operating expenses	$(21.0)	$(22.9)	$(18.3)
Profit for the period	$51.7	$51.5	$51.3
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.40	$1.40	$1.40
Return on Average Equity (“ROE”) (2)	15.4%	15.5%	16.8%
Return on Average Assets (ROA) (3)	1.8%	1.8%	1.9%
Net Interest Margin ("NIM") (4)	2.36%	2.44%	2.47%
Net Interest Spread ("NIS") (5)	1.65%	1.69%	1.80%
Efficiency Ratio (6)	26.9%	29.2%	25.2%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$11,950	$11,224	$9,789
Commercial Portfolio (8)	$10,686	$10,035	$8,690
Investment Portfolio	$1,264	$1,189	$1,099
Total assets	$12,395	$11,859	$10,688
Total equity	$1,371	$1,337	$1,238
Market capitalization (9)	$1,360	$1,309	$1,082
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.1%	15.5%	16.3%
Capital Adequacy Ratio (Regulatory) (11)	13.5%	13.6%	13.7%
Total assets / Total equity (times)	9.0	8.9	8.6
Liquid Assets / Total Assets (12)	14.9%	16.2%	16.5%
Credit-impaired loans to Loan Portfolio (13)	0.2%	0.2%	0.1%
Impaired credits (14) to Credit Portfolio	0.1%	0.2%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.8%	0.8%	0.7%
Total allowance for losses to Impaired credits (times) (15)	5.3	5.0	6.9

2

FINANCIAL & BUSINESS HIGHLIGHTS
•Solid quarterly trend profitability, with Net Profits of $51.7 million in 1Q25 (+1% YoY), fostered by strong top-line performance, as total revenues increased +7% YoY. Annualized Return on Equity (“ROE”) reached 15.4% in 1Q25.
•Net Interest Income (“NII”) increased 4% YoY to $65.3 million in 1Q25, mainly driven by the constant increase in business volumes. Net Interest Margin (“NIM”) stood at 2.36% in 1Q25 on the impact of lower market rates coupled with increased USD market liquidity driving competitive pricing.
•Fee Income remained strong at $10.6 million for 1Q25 (+12% YoY), stemming from the successful cross-sell initiatives, streamlined processes and new client onboardings.
•Well-managed Efficiency Ratio of 26.9% for 1Q25, despite increased headcount and ongoing investments in technology and business initiatives related to the Bank’s strategy execution.
•New all-time high Credit Portfolio at $11,950 million as of March 31, 2025 (+22% YoY), resulting from:
◦Commercial Portfolio EoP balances reaching a new record level of $10,686 million at the end of 1Q25 (+23% YoY), as the Bank continued experiencing strong credit demand and business growth from new client onboarding and product cross-selling.
◦Investment Portfolio amounted to $1,264 million (+15% YoY), mostly consisting of investment-grade securities outside of Latin America held at amortized cost to further enhance country and credit-risk exposure diversification and provide contingent liquidity funding.
•Healthy asset quality, with most of the credit portfolio (97.9%) remains low risk or Stage 1 at the end of 1Q25. Impaired credits or Stage 3 exposures stood at $17 million or 0.1% of total Credit Portfolio, with a robust reserve coverage of 5.3x.
•Continued expansion of the Bank’s deposit base, reaching all-time high of $5,859 million at the end of 1Q25 (+24% YoY), representing 57% of the Bank’s total funding sources. The Bank also counts on ample and constant access to interbank and debt capital markets.
•Strong Liquidity position at $1,852 million, or 15% of total assets as of March 31, 2025, mainly consisting of deposits placed with the Federal Reserve Bank of New York (67%) and highly rated U.S. banks (23%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.1% and 13.5%, respectively, enhanced by strong earnings generation and within the Bank’s risk appetite.

3

RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of loans – principal balance (or the “Loan Portfolio”), amounted to $8,692 million at the end of 1Q25, increasing 4% QoQ and 18% YoY, as the Bank continued experiencing strong credit demand and business growth, even in the context of seasonally slower first quarter and increased market volatility. In addition, contingencies and acceptances amounted to $1,994 million at the end of 1Q25 (+20% QoQ; +49% YoY), driven by strong demand in the Letter of Credit business.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $10,686 million at the end of 1Q25, increasing 6% from $10,035 million in the prior quarter and increasing 23% from $8,690 million a year ago. In addition, the average Commercial Portfolio balance increased to $10,182 million in 1Q25 (+6% QoQ and +18% YoY).

4

Commercial Portfolio by Product

(EoP Balances, US$ million)

+23%
+6%
8,690
10,035
10,686
15%
34%
51%
17%
32%
51%
19%
32%
49%
31-Mar-2024
31-Dec-2024
31-Mar-2025
Letters of Credit, Acceptances, loan commitments and financial guarantees contracts
Medium- and long-term loans
Short-term loans

Commercial Portfolio by Client Type

(EoP Balances, US$ million)

+23%
+6%
8,690
10,035
10,686
46%
18%
36%
53%
11%
36%
52%
13%
35%
31-Mar-2024
31-Dec-2024
31-Mar-2025
Financial Institutions
Sovereigns/Quasi-sovereigns
Corporations

As of March 31, 2025, 73% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 62% of the Bank’s short-term original book.

Weighted average lending rates stood at 7.53% in 1Q25 (-37 bps QoQ; -101 bps YoY), reflecting the continued effect of lower USD market-based interest rates and ample market liquidity driving competitive pricing.

5

Bladex maintains well-diversified exposures across countries and industries. Brazil at 14% of the total Commercial Portfolio, continues to represent the largest country-risk exposure, followed by Mexico at 12%, Guatemala at 11%, Colombia and the Dominican Republic at 9% each and Peru at 8%. Exposure to top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 7% of the portfolio at the end of 1Q25. As of March 31, 2025, 40% of the Commercial Portfolio was geographically distributed in investment grade countries.

Exposure to the Bank’s traditional client base comprising financial institutions represented 35% of the total, while sovereign and state-owned corporations accounted for another 13%. Exposure to corporates accounted for the remainder 52% of the Commercial Portfolio, comprised of top-tier clients well diversified across sectors, with the most significant exposures in Electric Power at 9%, Food and Beverage at 8%, Oil & Gas (Downstream) at 6% and Oil & Gas (Integrated) at 5% of the Commercial Portfolio at the end of 1Q25.

Refer to Exhibit VII for additional information related to the Bank’s Commercial Portfolio distribution by country.

Commercial Portfolio by Industry

10,686
35%
9%
8%
6%
5%
4%
4%
4%
3%
3%
3%
2%
2%
2%
2%
3%

Financial Institutions	35%
Electric Power	9%
Food and Beverage	8%
Oil and Gas (Downstream)	6%
Oil and Gas (Integrated)	5%
Metal Manufacturing	4%
Other Manufacturing Industries	4%
Retail Trade	4%
Mining	3%
Coffee	3%
Wholesalers	3%
Telecommunications	2%
Petrochemical	2%
Other Services	2%
Plastics and Packaging	2%
Sugar	2%
Construction and Infrastructure	1%
Oil and Gas (Upstream)	1%
Paper	1%
Other Industries <1%	3%

6

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) reversal (provision) for credit losses; and (vi) direct and allocated operating expenses.

(US$ million)	1Q25	4Q24	1Q24	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$59.0	$59.4	$56.4	-1%	5%
Other income	10.9	12.2	9.7	-11%	12%
Total revenues	69.9	71.6	66.1	-2%	6%
Provision for credit losses	(5.1)	(4.3)	(3.7)	-19%	-37%
Operating expenses	(16.9)	(17.8)	(14.7)	5%	-15%
Profit for the segment	$47.9	$49.5	$47.7	-3%	0%

Commercial Segment Profit totaled $47.9 million in 1Q25 (-3% QoQ and stable YoY), mostly driven by solid top line performance in NII and fee income generation, partly offset by provision requirements, mostly associated with higher letters of credit business and higher YoY operating expenses associated with the Bank’s increased commercial workforce and its strategy execution.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of the principal balances of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,852 million as of March 31, 2025, compared to $1,918 million as of December 31, 2024, and $1,764 million as of March 31, 2024, conforming with the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 15%, 16% and 17%, respectively, while the liquidity balances to total deposits ratio was 32%, 35% and 37% respectively. As of March 31, 2025, 67% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”), and 23% of total liquid assets represented deposits placed with highly rated U.S. banks.

7

Investment Portfolio

The Investment Portfolio, focused on further diversifying credit-risk exposures and providing contingent liquidity funding, amounted to $1,264 million in principal amount as of March 31, 2025, up 6% from the previous quarter and up 15% from a year ago. 85% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $78 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio.

8

Funding

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate debt placements. As of March 31, 2025, total net funding amounted to $10,322 million, a 3% increase compared to $9,978 million a quarter ago, and a 14% increase compared to $9,021 million a year ago, as the Bank’s ongoing strategic initiative further enhanced its deposit base.

The Bank obtains deposits from central banks, as well as from multilaterals, commercial banks and corporations primarily located in the Region. Total deposits amounted to $5,859 million at the end of 1Q25 (+8% QoQ and +24% YoY), representing 57% of total funding sources, compared to 52% a year ago, highlighting the change in the funding structure towards increased reliance in deposits.

As of March 31, 2025, the Bank’s Yankee CD program totaled $1,065 million, or 11% of total funding sources, providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 35% of total deposits at the end of 1Q25.

Funding through short and medium-term borrowings and debt, net decreased 8% QoQ and increased 2% YoY to $4,004 million at the end of 1Q25. This ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico, Panama and the United States, coupled with private debt issuances placed in different markets primarily in Asia, Europe and Latin America. Funding through securities sold under repurchase agreements (“Repos”) reached $458 million at the end of 1Q25 (+115% QoQ; +26% YoY).

9

The Bank's funding sources are well diversified across geographies and currencies. In addition, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. Funding obtained in other currencies is hedged with derivatives to avoid any currency mismatch.

Weighted average funding costs resulted in 5.10% in 1Q25 (-28 bps QoQ; -57 bps YoY), reflecting the continued effect of lower USD market-based interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

10

(US$ million)	1Q25	4Q24	1Q24	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$6.2	$7.5	$6.5	-17%	-4%
Other income (expense)	1.8	(0.7)	(0.0)	367%	999%
Total revenues	8.0	6.8	6.5	17%	23%
(Provision for) reversal of credit losses	(0.1)	0.2	0.7	-167%	-121%
Operating expenses	(4.1)	(5.1)	(3.6)	20%	-12%
Profit for the segment	$3.8	$2.0	$3.6	94%	7%
The Treasury Business Segment recorded a $3.8 million profit for 1Q25 (+94% QoQ; +7% YoY), primarily driven by other income from net gains in its hedging derivatives position offsetting losses from the sale of securities at amortized cost in 1Q25.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q25	4Q24	1Q24	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$189.4	$197.4	$193.6	-4%	-2%
Interest expense	(124.2)	(130.5)	(130.7)	-5%	-5%
Net Interest Income ("NII")	$65.3	$66.9	$62.9	-3%	4%

Net Interest Spread ("NIS")	1.65%	1.69%	1.80%

Net Interest Margin ("NIM")	2.36%	2.44%	2.47%
NII decreased 3% QoQ and increased 4% YoY to $65.3 million in 1Q25. Solid NII levels continue to be supported by a steady increase in business volumes, together with a higher deposit base allowing for an efficient cost of funds, partly offset by the impact of lower market rates and an inverted yield curve coupled with increased USD market liquidity driving competitive pricing. As a result, NIM decreased to 2.36% in 1Q25 (-8 bps QoQ; -11 bps YoY).

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business and guarantees, credit commitments, loan structuring and syndication, loan intermediation and distribution in the primary market, and other commissions, net of fee and commission expenses.

(US$ million)	1Q25	4Q24	1Q24	QoQ (%)	YoY (%)
Letters of credit and guarantees	6.7	6.9	6.0	-3%	12%
Structuring services	2.4	3.7	1.3	-36%	79%
Credit commitments	1.4	1.6	1.6	-12%	-13%
Other fees and commissions income	0.4	0.1	0.7	691%	-41%
Total fee and commission income	10.9	12.3	9.7	-11%	13%
Fees and commission expenses	(0.3)	(0.4)	(0.2)	13%	-76%
Fees and Commissions, net	$10.6	$11.9	$9.5	-11%	12%
Fees and Commissions, net, resulted in $10.6 million in 1Q25, an 11% QoQ decrease due to seasonal effects when compared to the solid performance achieved in 4Q24; and a 12% YoY increase driven by higher fees from the Bank’s letters of credit business and structuring activities.

11

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	1Q25	4Q24	3Q24	2Q24	1Q24
Allowance for loan losses
Balance at beginning of the period	$78.2	$71.9	$63.3	$59.6	$59.4
(Reversals) provisions	$(0.9)	$6.3	$7.5	$3.7	$0.1
Recoveries (write-offs)	$0.0	$0.0	$1.1	$0.0	$0.0
End of period balance	$77.3	$78.2	$71.9	$63.3	$59.6

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$5.4	$7.4	$11.5	$8.6	$5.1
Provisions (reversals)	$6.0	$(2.0)	$(4.1)	$2.9	$3.6
End of period balance	$11.3	$5.4	$7.4	$11.5	$8.6

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.3	$1.5	$1.4	$1.3	$1.6
(Reversals) provisions	$(0.1)	$(0.2)	$0.2	$0.1	$(0.7)
Recoveries (write-offs)	(0.0)	$0.0	$0.0	$0.0	$0.3
End of period balance	$1.2	$1.3	$1.5	$1.4	$1.3

Total allowance for Credit Portfolio losses	$89.8	$84.9	$80.8	$76.1	$69.5

Allowance for cash and due from banks losses	$0.2	$0.0	$0.0	$0.0	$0.0

Total allowance for losses	$90.0	$84.9	$80.8	$76.1	$69.5

(at the end of each period)
Total allowance for losses to Credit Portfolio	0.8%	0.8%	0.7%	0.7%	0.7%
Credit-impaired loans to Loan Portfolio	0.2%	0.2%	0.2%	0.1%	0.1%
Impaired Credits to Credit Portfolio	0.1%	0.2%	0.2%	0.1%	0.1%
Total allowance for losses to credit-impaired loans (times)	5.3	5.0	4.7	7.5	6.9

Stage 1 Exposure (low risk) to Total Credit Portfolio	97.9%	96.4%	95.7%	94.5%	96.5%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	2.0%	3.5%	4.1%	5.5%	3.4%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0.1%	0.2%	0.2%	0.1%	0.1%

12

As of March 31, 2025, the total allowance for losses stood at $90.0 million, compared to $84.9 million at the end of 4Q24, and $69.5 million a year ago. The $5.2 million quarterly increase in total allowance for losses was mostly associated to higher letters of credit business. Allowances for losses associated with the Credit Portfolio represented a coverage ratio of 0.8% at the end of 1Q25.

As of March 31, 2025, impaired credits (Stage 3) remained at $17 million, or 0.1% of total Credit Portfolio, with ample reserve coverage, compared to $17 million in the previous quarter and $10 million a year ago. Total allowance for credit losses to impaired credits resulted in 5.3 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 97.9% of total credits, while Stage 2 credits represented 2.0% of total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	1Q25	4Q24	1Q24	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	13.9	14.3	11.7	-3%	19%
Depreciation and amortization of equipment, leasehold improvements	0.7	0.7	0.6	-1%	17%
Amortization of intangible assets	0.3	0.3	0.2	4%	46%
Other expenses	6.0	7.6	5.8	-20%	4%
Total Operating Expenses	$21.0	$22.9	$18.3	-8%	15%
Efficiency Ratio	26.9%	29.2%	25.2%
Operating expenses totaled $21.0 million in 1Q25, an 8% QoQ decrease primarily due to seasonally lower other expenses, and a 15% YoY increase primarily driven by higher personnel expenses from increased headcount aimed at enhancing business volumes and strengthening the Bank’s strategy execution capabilities.

The Efficiency Ratio stood at 26.9% in 1Q25, compared to 29.2% in 4Q24 and 25.2% in 1Q24. The quarterly improvement was driven by an 8% decrease in operating expenses as total revenues remained nearly stable, despite increased headcount and ongoing investments in technology and business initiatives related to strategy execution.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-25	31-Dec-24	31-Mar-24	QoQ (%)	YoY (%)
Total equity	$1,371	$1,337	$1,238	3%	11%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	15.1%	15.5%	16.3%	-3%	-7%
Risk-Weighted Assets (Basel III – IRB)(10)	$9,064	$8,604	$7,590	5%	19%
Capital Adequacy Ratio (Regulatory) (11)	13.5%	13.6%	13.7%	0%	-1%
Risk-Weighted Assets (Regulatory) (11)	$10,150	$9,874	$9,053	3%	12%
Total assets / Total equity (times)	9.0	8.9	8.6	2%	5%
Shares outstanding (in thousand)	37,154	36,791	36,727	1%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 37.2 million common shares outstanding as of March 31, 2025. At the same date, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.1%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 13.5% as of March 31, 2025, well above the regulatory minimum.

13

Recent Events:
•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.625 per share corresponding to 1Q25. The cash dividend will be paid on June 3, 2025, to shareholders registered as of May 16, 2025.

•Annual Shareholders’ Meeting Results:
◦Elected Ms. Tarciana Paula Gomes Medeiros as Director representing the holders of Class “A” shares of the Bank’s common stock,
◦Reelected Mr. Ricardo Manuel Arango and Mr. Roland Holst, and elected Mrs. Angélica Ruiz Celis, as Directors representing the holders of Class “E” shares of the Bank’s common stock,
◦Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2024,
◦Ratified KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2025,
◦Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
1.Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
2.ROE refers to return on average stockholders’ equity which is calculated based on unaudited daily average balances.
3.ROA refers to return on average assets which is calculated based on unaudited daily average balances.
4.NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
5.NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
6.Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
7.The Bank’s “Credit Portfolio” includes (i) loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees (or the “Loan Portfolio”); (ii) principal balance of securities at FVOCI and at amortized cost, which excludes interest receivable and allowance for expected credit losses (or the “Investment Portfolio”); and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit and guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
8.The Bank’s “Commercial Portfolio” includes loans – principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
9.Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
10.Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.
11.As defined by the Superintendency of Banks of Panama through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-

14

weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
12.Liquid assets consist of total cash and due from banks, excluding time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
13.Loan Portfolio refers to loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
14.Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
15.Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses, allowance for investment securities losses and allowance for cash and due from banks losses.

15

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, May 6, 2025, at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

16

17

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2025	December 31, 2024	March 31, 2024	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,898,678	$1,965,145	$1,728,867	$(66,467)	(3)%	$169,811	10%

Investment securities	1,276,167	1,201,930	1,110,369	74,237	6	165,798	15

Loans	8,709,983	8,383,829	7,383,521	326,154	4	1,326,462	18

Customers' liabilities under acceptances	437,094	245,065	235,344	192,029	78	201,750	86
Trading derivative financial instruments - assets	73	0	0	73	n.m.	73	n.m.
Hedging derivative financial instruments - assets	32,492	22,315	183,177	10,177	46	(150,685)	(82)
Equipment, leases and leasehold improvements, net	19,233	19,676	16,287	(443)	(2)	2,946	18
Intangible assets	3,425	3,663	2,616	(238)	(6)	809	31
Other assets	17,712	17,050	27,642	662	4	(9,930)	(36)

Total assets	$12,394,857	$11,858,673	$10,687,823	$536,184	5%	$1,707,034	16%

Liabilities

Demand deposits	$542,926	$440,029	$533,709	$102,897	23%	$9,217	2%
Time deposits	5,316,543	4,972,695	4,190,570	343,848	7	1,125,973	27
	5,859,469	5,412,724	4,724,279	446,745	8	1,135,190	24
Interest payable	42,825	49,177	52,966	(6,352)	(13)	(10,141)	(19)
Total deposits	5,902,294	5,461,901	4,777,245	440,393	8	1,125,049	24

Securities sold under repurchase agreements	458,492	212,931	363,804	245,561	115	94,688	26
Borrowings and debt, net	4,004,159	4,352,316	3,933,303	(348,157)	(8)	70,856	2
Interest payable	39,787	37,508	41,596	2,279	6	(1,809)	(4)

Lease Liabilities	18,993	19,232	16,434	(239)	(1)	2,559	16
Acceptance outstanding	437,094	245,065	235,344	192,029	78	201,750	86
Trading derivative financial instruments - liabilities	49	0	0	49	n.m.	49	n.m.
Hedging derivative financial instruments - liabilities	111,317	141,705	36,301	(30,388)	(21)	75,016	207
Allowance for loan commitments and financial guarantee contract losses	11,334	5,375	8,620	5,959	111	2,714	31
Other liabilities	40,667	45,431	37,265	(4,764)	(10)	3,402	9

Total liabilities	$11,024,186	$10,521,464	$9,449,912	$502,722	5%	$1,574,274	17%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(98,978)	(105,601)	(106,759)	6,623	6	7,781	7
Additional paid-in capital in excess of value assigned of common stock	120,213	124,970	120,064	(4,757)	(4)	149	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	149,639	149,666	136,019	(27)	(0)	13,620	10
Retained earnings	820,542	792,005	706,228	28,537	4	114,314	16
Other comprehensive income	4,065	979	7,169	3,086	315	(3,104)	(43)

Total equity	$1,370,671	$1,337,209	$1,237,911	$33,462	3%	$132,760	11%

Total liabilities and equity	$12,394,857	$11,858,673	$10,687,823	$536,184	5%	$1,707,034	16%
(*) "n.m."means not meaningful.

18

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2025	December 31, 2024	March 31, 2024	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$189,420	$197,405	$193,572	$(7,985)	(4)%	$(4,152)	(2)%
Interest expense	(124,164)	(130,468)	(130,687)	6,304	5	6,523	5

Net Interest Income	65,256	66,937	62,885	(1,681)	(3)	2,371	4

Other income (expense):
Fees and commissions, net	10,583	11,906	9,472	(1,323)	(11)	1,111	12
Gain (loss) on financial instruments, net	1,984	(620)	160	2,604	420	1,824	1,140
Other income, net	126	202	71	(76)	(38)	55	77
Total other income, net	12,693	11,488	9,703	1,205	10	2,990	31

Total revenues	77,949	78,425	72,588	(476)	(1)	5,361	7

Provision for credit losses	(5,216)	(4,038)	(3,029)	(1,178)	(29)	(2,187)	(72)

Operating expenses:
Salaries and other employee expenses	(13,938)	(14,315)	(11,670)	377	3	(2,268)	(19)
Depreciation and amortization of equipment, leasehold improvements	(693)	(700)	(594)	7	1	(99)	(17)
Amortization of intangible assets	(326)	(311)	(224)	(15)	(5)	(102)	(46)
Other expenses	(6,044)	(7,571)	(5,803)	1,527	20	(241)	(4)
Total operating expenses	(21,001)	(22,897)	(18,291)	1,896	8	(2,710)	(15)

Profit for the period	$51,732	$51,490	$51,268	$242	0%	$464	1%

PER COMMON SHARE DATA:
Basic earnings per share	$1.40	$1.40	$1.40
Diluted earnings per share	$1.40	$1.40	$1.40
Book value (period average)	$36.83	$35.87	$33.60
Book value (period end)	$36.89	$36.35	$33.71

Weighted average basic shares	36,941	36,790	36,609
Weighted average diluted shares	36,941	36,790	36,609
Basic shares period end	37,154	36,791	36,727

PERFORMANCE RATIOS:
Return on average assets	1.8%	1.8%	1.9%
Return on average equity	15.4%	15.5%	16.8%
Net interest margin	2.36%	2.44%	2.47%
Net interest spread	1.65%	1.69%	1.80%
Efficiency Ratio	26.9%	29.2%	25.2%
Operating expenses to total average assets	0.73%	0.80%	0.68%
(*) "n.m."means not meaningful.

19

EXHIBIT III
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2025			December 31, 2024			March 31, 2024
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,596,763	$16,848	4.22%	$1,636,566	$19,610	4.69%	$1,847,291	$25,026	5.36%
Securities at fair value through OCI	126,743	1,757	5.54	98,840	1,158	4.58	83,265	970	4.61
Securities at amortized cost (2)	1,091,843	12,553	4.60	1,100,582	13,308	4.73	1,001,347	9,658	3.82
Loans, net of unearned interest (2)	8,403,207	158,262	7.53	8,093,728	163,329	7.90	7,317,137	157,918	8.54

TOTAL INTEREST EARNING ASSETS	$11,218,556	$189,420	6.75%	$10,929,716	$197,405	7.07%	$10,249,040	$193,572	7.47%

Allowance for loan losses	(85,300)			(73,044)			(58,653)
Non interest earning assets	578,899			525,505			582,969

TOTAL ASSETS	$11,712,154			$11,382,177			$10,773,355

INTEREST BEARING LIABILITIES
Deposits	5,623,600	$67,878	4.83%	5,653,629	$74,977	5.19%	$4,830,154	$69,734	5.71%
Securities sold under repurchase agreement	191,657	2,401	5.01	172,193	2,400	5.45	222,749	2,564	4.55
Short-term borrowings and debt	1,154,460	14,602	5.06	894,216	12,062	5.28	1,354,872	22,279	6.51
Long-term borrowings and debt, net (3)	2,763,148	39,283	5.69	2,777,677	41,029	5.78	2,705,655	36,110	5.28

TOTAL INTEREST BEARING LIABILITIES	$9,732,865	$124,164	5.10%	$9,497,714	$130,468	5.38%	$9,113,430	$130,687	5.67%

Non interest bearing liabilities and other liabilities	$618,766			$564,674			$430,002

TOTAL LIABILITIES	10,351,631			10,062,389			9,543,431

TOTAL EQUITY	1,360,523			1,319,788			1,229,924

TOTAL LIABILITIES AND EQUITY	$11,712,154			$11,382,177			$10,773,355

NET INTEREST SPREAD			1.65%			1.69%			1.80%

NET INTEREST INCOME AND NET INTEREST MARGIN		$65,256	2.36%		$66,937	2.44%		$62,885	2.47%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT IV
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/25	DEC 31/24	SEP 30/24	JUN 30/24	MAR 31/24
Net Interest Income:
Interest income	$189,420	$197,405	$198,682	$195,373	$193,572
Interest expense	(124,164)	(130,468)	(132,052)	(132,614)	(130,687)
Net Interest Income	65,256	66,937	66,630	62,759	62,885

Other income (expense):
Fees and commissions, net	10,583	11,906	10,490	12,533	9,472
Gain (loss) on financial instruments, net	1,984	(620)	328	(351)	160
Other income, net	126	202	135	99	71
Total other income, net	12,693	11,488	10,953	12,281	9,703

Total revenues	77,949	78,425	77,583	75,040	72,588

Provision for credit losses	(5,216)	(4,038)	(3,548)	(6,684)	(3,029)
Total operating expenses	(21,001)	(22,897)	(21,042)	(18,234)	(18,291)

Profit for the period	$51,732	$51,490	$52,993	$50,122	$51,268

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.40	$1.40	$1.44	$1.36	$1.40

PERFORMANCE RATIOS
Return on average assets	1.8%	1.8%	1.9%	1.9%	1.9%
Return on average equity	15.4%	15.5%	16.4%	16.2%	16.8%
Net interest margin	2.36%	2.44%	2.55%	2.43%	2.47%
Net interest spread	1.65%	1.69%	1.78%	1.74%	1.80%
Efficiency Ratio	26.9%	29.2%	27.1%	24.3%	25.2%
Operating expenses to total average assets	0.73%	0.80%	0.77%	0.68%	0.68%

21

EXHIBIT V
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/25	DEC 31/24	MAR 31/24
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$59,029	$59,415	$56,366
Other income	10,881	12,167	9,710
Total revenues	69,910	71,582	66,076
Provision for credit losses	(5,075)	(4,250)	(3,710)
Operating expenses	(16,921)	(17,809)	(14,658)

Profit for the segment	$47,914	$49,523	$47,708

Segment assets	9,166,885	8,649,283	7,635,198

TREASURY BUSINESS SEGMENT:

Net interest income	$6,227	$7,522	$6,519
Other income (expense)	1,812	(679)	(7)
Total revenues	8,039	6,843	6,512
(Provision for) reversal of credit losses	(141)	212	681
Operating expenses	(4,080)	(5,088)	(3,633)

Profit for the segment	$3,818	$1,967	$3,560

Segment assets	3,210,260	3,192,339	3,024,983

TOTAL:

Net interest income	$65,256	$66,937	$62,885
Other income	12,693	11,488	9,703
Total revenues	77,949	78,425	72,588
Provision for credit losses	(5,216)	(4,038)	(3,029)
Operating expenses	(21,001)	(22,897)	(18,291)
Profit for the period	$51,732	$51,490	$51,268
Total segment assets	12,377,145	11,841,622	10,660,181
Unallocated assets	17,712	17,051	27,642
Total assets	12,394,857	11,858,673	10,687,823

22

EXHIBIT VI
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2025		December 31, 2024		March 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$362	3	$110	1	$170	2	$252	$192
BOLIVIA	0	0	1	0	4	0	(1)	(4)
BRAZIL	1,480	12	1,455	13	1,092	11	25	388
CHILE	585	5	539	5	517	5	46	68
COLOMBIA	1,059	9	1,006	9	966	10	53	93
COSTA RICA	443	4	415	4	375	4	28	68
DOMINICAN REPUBLIC	931	8	974	9	742	8	(43)	189
ECUADOR	481	4	487	4	515	5	(6)	(34)
EL SALVADOR	75	1	90	1	75	1	(15)	0
GUATEMALA	1,179	10	1,111	10	845	9	68	334
HONDURAS	235	2	216	2	244	2	19	(9)
JAMAICA	63	1	43	0	98	1	20	(35)
MEXICO	1,330	11	1,231	11	1,019	10	99	311
PANAMA	625	5	545	5	502	5	80	123
PARAGUAY	156	1	192	2	182	2	(36)	(26)
PERU	845	7	801	7	689	7	44	156
PUERTO RICO	28	0	32	0	0	0	(4)	28
TRINIDAD & TOBAGO	169	1	167	1	187	2	2	(18)
UNITED STATES OF AMERICA	828	7	753	7	668	7	75	160
URUGUAY	122	1	67	1	81	1	55	41
MULTILATERAL ORGANIZATIONS	78	1	99	1	98	1	(21)	(20)
OTHER NON-LATAM (1)	876	7	890	8	720	7	(14)	156

TOTAL CREDIT PORTFOLIO (2)	$11,950	100%	$11,224	100%	$9,789	100%	$726	$2,161

INTEREST RECEIVABLE	138		132		127		6	11

UNEARNED INTEREST AND DEFERRED FEES	(31)		(31)		(21)		0	(10)

TOTAL CREDIT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$12,057		$11,325		$9,895		$732	$2,162

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2025, Other Non-Latam was comprised of Canada ($82 million), European countries ($442 million) and Asian-Pacific countries ($352 million).
(2)Includes (i) loans - principal balance (or the "Loan Portfolio"); (ii) principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT VII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2025		December 31, 2024		March 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$362	3	$110	1	$170	2	$252	$192
BOLIVIA	0	0	1	0	4	0	(1)	(4)
BRAZIL	1,468	14	1,431	14	1,061	12	37	407
CHILE	556	5	502	5	452	5	54	104
COLOMBIA	995	9	991	10	951	11	4	44
COSTA RICA	435	4	407	4	367	4	28	68
DOMINICAN REPUBLIC	931	9	974	10	737	8	(43)	194
ECUADOR	481	5	487	5	515	6	(6)	(34)
EL SALVADOR	75	1	90	1	75	1	(15)	0
GUATEMALA	1,179	11	1,111	11	845	10	68	334
HONDURAS	235	2	216	2	244	3	19	(9)
JAMAICA	63	1	43	0	98	1	20	(35)
MEXICO	1,311	12	1,203	12	957	11	108	354
PANAMA	553	5	474	5	468	5	79	85
PARAGUAY	156	1	192	2	182	2	(36)	(26)
PERU	826	8	771	8	658	8	55	168
PUERTO RICO	28	0	32	0	0	0	(4)	28
TRINIDAD & TOBAGO	169	2	167	2	187	2	2	(18)
URUGUAY	122	1	67	0	81	1	55	41
OTHER NON-LATAM (1)	741	7	766	8	638	8	(25)	103

TOTAL COMMERCIAL PORTFOLIO (2)	$10,686	100%	$10,035	100%	$8,690	100%	$651	$1,996

INTEREST RECEIVABLE	125		118		114		7	11

UNEARNED INTEREST AND DEFERRED FEES	(31)		(31)		(21)		0	(10)

TOTAL COMMERCIAL PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$10,780		$10,122		$8,783		$658	$1,997

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of March 31, 2025, Other Non-Latam was comprised of United States of America ($156 million), Canada ($38 million), European countries ($296 million) and Asian-Pacific countries ($251 million).
(2)Includes loans - principal balance (or the "Loan Portfolio"), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT VIII
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2025		December 31, 2024		March 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$12	1	$24	2	$31	3	$(12)	$(19)
CHILE	29	2	37	3	65	6	(8)	(36)
COLOMBIA	64	5	15	1	15	1	49	49
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	0	0	0	0	5	0	0	(5)
MEXICO	19	1	28	2	62	6	(9)	(43)
PANAMA	72	6	71	6	34	3	1	38
PERU	19	1	30	3	31	3	(11)	(12)
UNITED STATES OF AMERICA	672	53	611	51	559	51	61	113
MULTILATERAL ORGANIZATIONS	78	6	99	8	98	9	(21)	(20)
OTHER NON-LATAM (1)	291	24	266	23	191	17	25	100
TOTAL INVESTMENT PORTFOLIO (2)	$1,264	100%	$1,189	100%	$1,099	100%	$75	$165

INTEREST RECEIVABLE	13		14		13		(1)	0

TOTAL INVESTMENT PORTFOLIO, NET OF INTEREST RECEIVABLE	$1,277	100%	$1,203	100%	$1,112	100%	$74	$165

(1)Risk in highly rated countries outside the Region. As of March 31, 2025, Other Non-Latam was comprised of Canada ($44 million), European countries ($146 million) and Asian-Pacific countries ($101 million).
(2)Includes principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

Bladex

BLX LISTED NYSE

1Q25

Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP investor Relations
dcano@bladex.com
+5076282-5856

26